FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of July, 2007

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

July 31, 2007

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR
FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE
RELEVANT LAWS OF SUCH JURISDICTION

Hanson PLC - Results of Court Meeting and Extraordinary General Meeting.

Hanson PLC ("Hanson" or the "Company") announces that at the meeting convened by the Court and held earlier today, July 31, 2007, (the "Court Meeting") and at the subsequent Extraordinary General Meeting, the Scheme of Arrangement (the
"Scheme") to implement the recommended acquisition of Hanson by Lehigh UK
Limited ("Lehigh"), a wholly-owned direct subsidiary of HeidelbergCement AG, at a price of 1100 pence per ordinary share was considered.  At both the Court
Meeting and at the Extraordinary General Meeting, shareholders approved the
Scheme by the requisite majority.

The voting results in relation to the Court Meeting and the Extraordinary
General Meeting are summarised below:

Scheme Court Meeting

Description                                Votes for        % of          Votes        % of
                                                          Shares        against      Shares
                                                           voted                      voted

1.      To approve the Scheme.           266,143,901       99.64        966,172        0.36

Extraordinary General Meeting

Description                                Votes for        % of          Votes        % of      Votes
                                                          Shares        against      Shares   withheld
                                                           voted                      voted

1.      Special resolution to            278,178,336       99.59      1,150,469        0.41     171,743
authorise the directors of the
Company to take all such actions as
they consider necessary or
appropriate for carrying the Scheme
into effect; to approve the
reduction of the Cancellation Shares
of the Company and subsequent
restoration of the share capital of
the Company; and to amend the
articles of association of the
Company.

In total, 9,337 shareholders holding, in aggregate, 267,110,073 Shares voted at the Court Meeting and shareholders holding, in aggregate, 279,328,805 Shares voted at the Extraordinary General Meeting.  The number of Shares eligible to be voted excluded those Shares held by Lehigh and HeidelbergCement AG and Shares held in treasury. Voting at both meetings was by poll.

The expected timetable, which remains subject to regulatory approvals, of the remaining principal events required to implement the Scheme is as follows:

August 20, 2007                    Court Hearing Date (to sanction the Scheme)

August 22, 2007                    Last day of dealings in, and for registration of
                                   transfers of, Hanson Shares

August 23, 2007                    Court Hearing Date (to approve the Reduction of
                                   Capital)

August 24, 2007                    Effective Date of the Scheme

Lehigh is required under the terms of the Scheme to despatch the consideration pursuant to the Scheme not more than 14 days after the Effective Date.

Capitalised terms used, but not defined, in this announcement have the same meaning given to them in the circular posted to shareholders on June 25, 2007
(the "Scheme Document").

Enquiries:

Paul Tunnacliffe
Hanson PLC
+44 (0)20 7245 1245

The distribution of this announcement in jurisdictions other than the United
Kingdom may be restricted by law and therefore any persons who are subject to the law of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. This announcement has been prepared for the purpose of complying with English law and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

The availability of the Scheme Document to persons not resident in the United
Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements of those jurisdictions.

This announcement is not intended to and does not constitute, or form part of, any offer or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Proposals or otherwise. The
Proposals have been made solely through the Scheme Document, which contains the full terms and conditions of the Proposals, including details of how to vote in respect of the Proposals. Any response to the Proposals should be made only on the basis of the information contained in the Scheme Document.

Rothschild, which is authorised and regulated by the Financial Services
Authority in the United Kingdom, is acting exclusively for Hanson and no one else in connection with the Proposals and will not be responsible to anyone other than Hanson for providing the protections offered to clients of Rothschild nor for providing advice in relation to the Proposals or any other matters referred to in this announcement.

The Loan Notes that may be issued pursuant to the Proposals have not been and will not be registered under the Securities Act of 1933 as amended (the "
Securities Act") or under the relevant securities laws of any state or territory or other jurisdiction of the United States.  Accordingly, Loan Notes may not be
offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the
Securities Act and such state securities laws.

Any Loan Notes which may be issued pursuant to the Proposals have not been and will not be registered under the relevant securities laws of Japan and any relevant clearances and registrations have not been, and will not be, obtained from the securities commission of any province of Canada.  No prospectus in relation to the Loan Notes has been, or will be, lodged with, or registered with, the Australian Securities and Investments Commission or the Japanese
Ministry of Finance.  Accordingly, unless otherwise determined by Lehigh  and permitted by applicable law and regulation, the Loan Notes may not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly in or into  Canada, Australia or Japan or any other jurisdiction where to do so would violate the laws of that jurisdiction or would require registration thereof in such jurisdiction.

No other listing authority or equivalent has reviewed, approved or disapproved this announcement, the Proposals or the Loan Notes nor has it expressed a view on the accuracy or adequacy of this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   July 31, 2007